UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

8 Amoy Street, #01-01

Singapore 049950

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                .

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders. Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                 .

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Genius Group Ltd. (the “Company”) which is listed on the NYSE American under the symbol “GNS” releases its unaudited financial results for the six months ended June 30, 2024, as attached hereto as Exhibit 99.3. The Company has determined that the previously announced acquisition transaction with PrimeSource for the FatBrain assets is null and void ab initio and therefore the financial impact of that null and void acquisition has been excluded from the previously referenced six month financials for the period ended June 30, 2024. Thus as previously stated, the Company has withdrawn all guidance and disclosures in which there has been consideration of the aforesaid null and void transaction.

Further to the previously reported issues related to the Company’s LZGI Asset Purchase Transaction, and in light of there being no out-of-court settlement reached to date with regards to the transaction, the Company’s Board has voted to proceed with arbitration to fully rescind ab initio the agreement and to pursue via the arbitration process the return of the 7.3 million ordinary shares in the Company issued and the $6.6 million in cash paid to date to LZGI as part of the transaction to the Company.

The Board further resolved that in the event the Company is successful in receiving back all or part of the 7.3 million ordinary shares related to this transaction, that these shares will be returned to the Company’s treasury, and the Company’s issued share capital will be reduced by the same number of shares.

The Board further resolved that in the event the Company is successful in receiving back all or part of the $6.6 million in cash related to this transaction, that this will be converted to Bitcoin as part of the Company’s Bitcoin treasury and the Company’s Bitcoin holdings will increase by the corresponding amount.

The Company is proceeding with its preparation and filing of its 2024 first half financial results, excluding the Fat Brian financials that would have been included had the transaction proceeded. The Company is also withdrawing any guidance or prior statements in which LZGI has been included. Therefore, the Company asks investors to not consider any impact of the aforementioned transaction in making any investment decisions regarding the Company.

The Company is therefore withdrawing any information with regard to LZGI, FatBrain and PrimeSource in all of its public disclosures, including but not limited to in Registration Statements and Annual Reports on Forms F-1, F-3 and S-8 and Annual Report on Form 20-F and the Current Reports on Form 6-K filed with the SEC on the following dates: March 15, 2024, March 18, 2024, March 19, 2024, March 21, 2024, April 19, 2024, April 25, 2024, April 26, 2024, May 15, 2024, May 17, 2024, June 6, 2024, June 25, 2024, June 28, 2024, July 15, 2024, July 19, 2024, July 24, 2024 and July 26, 2024.

Exhibit Index

Exhibit

99.1	Genius Group Announces Announces 177% NAV Growth in First Half of 2024
99.2	Genius Group Ltd. Reports Unaudited Financial Results for H1 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: December 27, 2024
	By:	/s/ Roger James Hamilton
	Name:	Roger James Hamilton
	Title:	Chief Executive Officer and Chairman (Principal Executive Officer)